Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated January 29, 2026 Relating to Preliminary Prospectus Supplement dated January 29, 2026 Registration Statement No. 333-281208

NEWS RELEASE

FOR IMMEDIATE RELEASE

LEXICON ANNOUNCES PRICING OF APPROXIMATELY $94.6 MILLION PUBLIC OFFERING AND CONCURRENT PRIVATE PLACEMENT

The Woodlands, Texas, January 29, 2026 – Lexicon Pharmaceuticals, Inc. (Nasdaq: LXRX) (“Lexicon”) today announced the pricing of its previously announced underwritten public offering of 32,000,000 shares of its common stock, par value $0.001. The shares of common stock being offered pursuant to the public offering are being offered at a public offering price of $1.30 per share. All of the shares are being offered by Lexicon. The gross proceeds from the public offering are expected to be $41.6 million, before deducting underwriting discounts and commissions and other offering expenses. The public offering is expected to close on or about February 2, 2026, subject to the satisfaction of customary closing conditions. In addition, Lexicon has granted the underwriters a 30-day option to purchase up to an additional 4,800,000 shares of common stock at the public offering price, less underwriting discounts and commissions.

In addition to the shares being sold in the underwritten public offering, Lexicon has agreed to sell, in a concurrent private placement for expected aggregate gross proceeds of approximately $41.1 million, (i) at a price of $1.30 per share of common stock, 22,400,000 shares of its common stock and (ii) at a price of $65.00 per share of series b convertible preferred stock (the “Series B Convertible Preferred Stock”), 184,366 shares of Series B Convertible Preferred Stock, which will be convertible into 9,218,290 shares of common stock, to an affiliate (the “Private Placement Purchaser”) of Invus, L.P., Lexicon’s largest stockholder, pursuant to its preemptive right under Lexicon’s Sixth Amended and Restated Certificate of Incorporation. The Private Placement Purchaser will also have the option, pursuant to such preemptive right, to purchase up to an additional 94,855 shares of Series B Convertible Preferred Stock, which will be convertible into 4,742,744 shares of common stock, at a price of $65.00 per share of Series B Convertible Preferred Stock, to the extent the underwriters exercise their option to purchase additional shares of common stock. In addition to its purchases pursuant to its preemptive right, the Private Placement Purchaser has also agreed to purchase an additional 182,779 shares of Series B Convertible Preferred Stock, which will be convertible into 9,138,966 shares of common stock, at a price of $65.00 per share of Series B Convertible Preferred Stock, for expected additional aggregate gross proceeds of approximately $11.9 million.

The securities being offered to the Private Placement Purchaser will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). Such issuances are also scheduled to close on or about February 2, 2026, subject to the closing of the public offering and the satisfaction of certain other customary closing conditions. The closing of the underwritten public offering is not conditioned on the closing of the concurrent private placement.

Lexicon currently intends to use the net proceeds that it will receive from the proposed offering and the concurrent private placement (i) to fund the continued research and development of its drug candidates and (ii) for working capital and other general corporate purposes.

Jefferies and Piper Sandler are acting as joint book-running managers for the public offering. H.C. Wainwright & Co. is acting as lead manager for the public offering.

A shelf registration statement on Form S-3 relating to the public offering was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 2, 2024 and declared effective by the SEC on August 15, 2024 (File No. 333-281208). The shares of common stock proposed to be issued in the concurrent private placement have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction in the United States, and may not be offered, pledged, sold, delivered or otherwise transferred, directly or indirectly, in the United States except pursuant to registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and, in each case, in compliance with other applicable securities laws. A preliminary prospectus supplement and accompanying prospectus relating to the public offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. A final prospectus supplement and accompanying prospectus will be filed with the SEC and will also be available on the SEC’s website at www.sec.gov. When available, copies of the final prospectus supplement and accompanying prospectus may also be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by e-mail at prospectus_department@jefferies.com or by telephone at (877) 821-7388; or Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1000, Minneapolis, MN 55401, by telephone at (800) 747-3924, or via email at prospectus@psc.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale is not permitted.

About Lexicon Pharmaceuticals

Lexicon is a biopharmaceutical company with a mission of pioneering medicines that transform patients’ lives. Lexicon has a pipeline of drug candidates in discovery and clinical and preclinical development in neuropathic pain, hypertrophic cardiomyopathy (HCM), obesity, metabolism and other indications.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements, including, without limitation, statements about the completion and timing of the offering, the use of proceeds from the offering and the grant of the option to the underwriters and the private placement purchaser to purchase additional shares, are based on management’s current assumptions and expectations and involve risks, uncertainties and other important factors, specifically including Lexicon’s ability to meet its capital requirements, obtain patent protection for its discoveries and establish strategic alliances, as well as additional factors relating to manufacturing, intellectual property rights, and the therapeutic or commercial value of its drug candidates. Any of these risks, uncertainties and other factors may cause Lexicon’s actual results to be materially different from any future results expressed or implied by such forward-looking statements. Information identifying such important factors is contained under “Risk Factors” in Lexicon’s Annual Report on Form 10-K for the year ended December 31, 2024, and our subsequently filed Quarterly Reports on Form 10-Q for the quarter ended March 31, 2025, the quarter ended June 30, 2025 and the quarter ended September 30, 2025 and other subsequent disclosure documents filed with the SEC. Lexicon undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries:

Lisa DeFrancesco

Lexicon Pharmaceuticals, Inc.

lexinvest@lexpharma.com

Registration Statement

Lexicon has filed a registration statement (including a prospectus) with the SEC for the equity offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents Lexicon has filed with the SEC for more complete information about Lexicon and the equity offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by e-mail at prospectus_department@jefferies.com or by telephone at (877) 821-7388; or Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1000, Minneapolis, MN 55401, by telephone at (800) 747-3924, or via email at prospectus@psc.com.